Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

Eaton Vance Municipal Bond Fund

Announces Preliminary Results Of Tender Offer

BOSTON, MA, July 27, 2020 — Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced today the preliminary results of its tender offer for up to 5% or 3,787,010 of its outstanding common shares of beneficial interest. The tender offer expired at 5:00 P.M. Eastern Time on July 24, 2020.

Based on preliminary information provided by American Stock Transfer & Trust Company, the depositary for the tender offer, approximately 24,119,559 shares were properly tendered. In accordance with the terms and conditions of the tender offer, because the number of shares tendered exceeds the number of shares offered to purchase, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). The purchase price of properly tendered shares is 98% of the Fund’s net asset value per share calculated as of the close of regular trading on the New York Stock Exchange (NYSE) on July 24, 2020, which is equal to $13.9337 per share. These numbers are subject to adjustment and should not be regarded as final.

The Fund currently expects to announce the final results of the tender offer on or about July 28, 2020.

The information agent for the tender offer is AST Fund Solutions, LLC. Any questions with regard to the tender offer may be directed to the information agent toll-free at 800-848-3051.

About Eaton Vance Corp.

The Fund’s investment adviser is Eaton Vance Management, a subsidiary of Eaton Vance Corp. Eaton Vance Corp. (NYSE: EV) provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance Management, Parametric, Atlanta Capital, Calvert and Hexavest, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of June 30, 2020, Eaton Vance had consolidated assets under management of $486.4 billion.

For more information, visit eatonvance.com.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. No fund is a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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